Exhibit 99.1

NOTICE OF 2025 ANNUAL GENERAL MEETING

NOTICE OF 2025 ANNUAL GENERAL MEETING

•	Shell plc’s 2025 Annual General Meeting (“AGM”) scheduled to be a hybrid meeting, facilitating both physical and virtual attendance
•	Shareholders encouraged to vote in advance of the AGM, but voting enabled during the meeting for those formally in attendance

Today, Shell plc (the “Company”) posted its Notice of 2025 Annual General Meeting (the “Notice”), which can be viewed and downloaded from shell.com/agm. The AGM is scheduled to be held at the Sofitel London Heathrow Hotel – Terminal 5, London Heathrow Airport, London TW6 2GD at 10:00 (UK time) on Tuesday May 20, 2025. Further details on how to join or watch the AGM can be found within the Notice.

National Storage Mechanism
In accordance with the UK Listing Rules, a copy of each of the documents below is being submitted to the National Storage Mechanism (“NSM”) and will be available for inspection at data.fca.org.uk/#/nsm/nationalstoragemechanism:

•	Notice of the 2025 AGM;
•	Notice of Availability of Shareholder Documents; and
•	Proxy Form relating to the 2025 AGM.

Printed copies of the Notice and associated documents are being despatched to those shareholders who have elected to receive paper communications.

Shareholders are encouraged to register for email alerts at shell.com/news-and-insights/newsroom/email-alerts to receive the latest AGM news.

Sean Ashley
Company Secretary

ENQUIRIES

Shell Media Relations
International: +44 20 7934 5550

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of the United Kingdom